UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 6, 2017

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Appointment of New Director

On February 6, 2017, Talend S.A. (the “Company”) issued a press release to announce that it has appointed Nanci Caldwell as a director of the Company, effective February 3, 2017.  The Board of Directors of the Company has affirmatively determined that Ms.  Caldwell is independent under the applicable rules and regulations of the Securities and Exchange Commission and the listing standards of the NASDAQ Stock Market. Ratification of Ms. Caldwell’s appointment will be sought at the Company’s next general shareholders’ meeting.

A copy of the press release is attached hereto as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

Ms. Caldwell’s appointment filled the vacancy on the Board created by the resignation of Mr. Bertrand Diard from the Board, effective February 3, 2017.  Mr. Diard’s resignation was not the result of a material disagreement with the Company relating to the Company’s operations, policies or practices. Mr. Diard’s term of office was to expire at the Company’s 2018 general shareholders’ meeting.

SIGANATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: February 6, 2017	By:	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer (Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated February 6, 2017.